DIGILITI MONEY GROUP, Inc.

18671 Lake Drive East

dellFive Business Park G

Minneapolis, MN 55317

April 26, 2017

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Mr. Larry Spirgel

Re:	Digiliti Money Group, Inc.
Registration Statement on Form S-3
File No. 333-217157

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, the undersigned, on behalf of Digiliti Money Group, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 5:00 p.m., Eastern Time, on May 1, 2017, or as soon thereafter as practicable.

Thank you for your assistance. If you have any questions, please contact Jonathan B. Abram of Dorsey & Whitney LLP, counsel to the Company, by telephone at (612) 343-7962, or by e-mail at abram.jonathan@dorsey.com.

Very truly yours,

DIGILITI MONEY GROUP, INC.

By:	/s/ Jeffrey C. Mack
Name:	Jeffrey C. Mack
Title:	Chief Executive Officer and President

cc:	Bryan Meier
Jonathan B. Abram, Esq.